January 18, 2019

Ms. Karen Rossotto, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ellington Income Opportunities Fund (the “Fund”)
File No. 811-23389

Dear Ms. Rossotto:

This letter responds to your comment letter dated November 16, 2018 relating to the Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) filed on October 18, 2018 (the “Registration Statement”). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the Registration Statement to be filed subsequent to or concurrently with this letter (the “Amendment”) and in an amendment to the Fund’s registration statement on Form N-2 filed on November 13, 2018 under the Securities Act of 1933, as amended (the “1933 Act”) and the 1940 Act (the “Subsequent Registration Statement”), unless the response indicates that the change will be made only to the Amendment.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

General Comment

Comment 1.    Please inform us supplementally whether the Fund intends to offer the private placement of shares in accordance with this Registration Statement prior to the effectiveness of the Subsequent Registration Statement filed on November 13, 2018. If so, will the shares offered in the Private Placement continue to be subject to restrictions following the effectiveness of the Subsequent Registration Statement? Or will the Fund seek to register those shares under the 1933 Act on behalf of those investors?

Response.    The Fund has commenced the private placement of shares in accordance with the Registration Statement. Shares purchased in the private placement under the Registration Statement will continue to be subject to the restrictions noted in the PPM. The Fund does not intend to register those shares under the 1933 Act on behalf of those investors.

Chris.Carlson@ThompsonHine.com Fax: 212.344.6101 Phone: 202.263.4169
THOMPSON HINE LLP	335 Madison Avenue	www.ThompsonHine.com
ATTORNEYS AT LAW	12th Floor	O: 212.344.5680
	New York, New York 10017-4611	F: 212.344.6101

January 18, 2019

Confidential Memorandum Comments

Cover

Comment 2.    On the cover page, please disclose the anticipated frequency of the Fund’s repurchase offers (i.e. quarterly); the intervals between deadlines for repurchase requests, pricing and repayment and the anticipated timing of the Fund’s initial repurchase offer. Please also note that, under Rule 23c-3 of the Investment Company Act of 1940, the first repurchase request deadline after the effective date of the Registration Statement must occur no later than two periodic intervals after that date. Please also cross-reference to the specific sections of the prospectus that discuss the Fund’s repurchase policies and the attendant risks.

Response.    The Fund has made the requested revisions in all of the relevant locations of the Registration Statement.

Comment 3.    At the bottom of the cover page, the disclosure contains a large paragraph of bolded risks. Please break up the paragraph to present each of these risks in a separate bullet.

Response.    The Fund has made the requested revisions.

Prospectus

Comment 4.    On page 1, in The Fund, the disclosure states the Fund may be referred to “as a registered private investment fund.” As the term “private investment fund” is typically used to describe a fund that is not registered under the 1940 Act, but operates pursuant to an exemption from registration, the use of the term here is confusing. Please delete this reference.

Response.    The Fund has made the requested revision.

Comment 5.    On page 1, in Investor Suitability, the disclosure states that “[e]ach prospective investor must submit a completed subscription agreement.” Please confirm supplementally that a form of the subscription agreement will be included as an exhibit to the Registration Statement.

Response.    The Fund hereby confirms that a form of the subscription agreement will be included as an exhibit to the Amendment only.

Comment 6(a).    The disclosure indicates that the Fund will pursue its investment objective by investing in derivatives. Please disclose here each type of derivative the Fund intends to use as a principal strategy and the specific risks associated with each type. In general, please confirm that the Fund’s derivatives disclosure in the Registration Statement is consistent with the SEC staff’s guidance as articulated in Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosures by Investment Companies, July 30, 2010) (the “Barry Miller Letter”).

January 18, 2019

Response.    As disclosed in the PPM, the types of derivative the Fund intends to use as a principal strategy are as follows: (i) corporate debt and equity derivatives, including CDS and total return swaps and tranches of CDS; (ii) indices of CDS (such as CDX),tranches of such indices (such as CDX tranches), and options on such indices; (iii) mortgage-related derivatives, such as asset-backed CDS indices (e.g., CMBX, long or short); (iv) total return swaps on individual equity securities, ETFs or indices; (v) total return swaps on corporate debt indices (including indices of high yield bonds and leveraged loans); (vi) options on CDS, CDS indices, or other debt or equity securities or indices; (vii) interest rate swaps and options; and (viii) interest rate-related futures (such as Eurodollar and Treasury futures).

The specific risks associated with each type of derivative was disclosed on pages 14 – 15, 24, 25, 32 – 34 of the PPM included in the Registration Statement.

In general, we confirm that the Fund’s derivatives disclosure in the Registration Statement is consistent with the SEC staff’s guidance as articulated in the Barry Miller Letter.

Comment 6(b).    The disclosure indicates that the Fund will use credit default swaps (“CDS”) as a principal strategy. Please confirm supplementally that if the Fund is the protection seller in a CDS, then it will segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount).

Response.    The Fund acknowledges the staff’s position that, when the Fund is a protection seller in a CDS, the CDS is a “senior security” for purposes of Section 18 of the 1940 Act. The Fund confirms that, to avoid such CDS from being deemed a “senior security” for purposes of Section 18 of the 1940 Act, the Fund will need to segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount). In addition, the Fund submits that at times when the Fund has no other class of senior securities outstanding, it may enter into CDS or other derivatives transactions that may result in the creation of a senior security without covering. In such circumstances, the Fund would treat such transactions as a class of senior securities and comply with the asset coverage and other requirements of Section 18 of the 1940 Act.

Comment 6(c).    The disclosure references the Fund’s investment in foreign REITs. If these, or any of the Fund’s principal investments, include those in emerging markets, then disclose this fact, disclose how the Fund defines an emerging market and disclose the risks associated with these investments.

Response.    The disclosure has been revised to state how the Fund defines an emerging market. The disclosure on foreign REITs has been deleted to reflect the Fund’s current intentions regarding its investment strategy. Risks associated with investing in emerging markets were disclosed on page 15 and 25 of the PPM included in the Registration Statement.

January 18, 2019

Comment 7.    On page 2, in Summary of Risks, consider presenting prominently this Fund’s principal risks, rather than providing risks in alphabetical order. See, https://www.sec.gov/news/speech/speech-blass-102518.

Response.    The disclosure has been revised to present the Fund’s principal risks in the order of relative significance.

Comment 8.    On page 4, in Equity Risk, please disclose the risks associated with investment in equities with small market capitalizations.

Response.    The Fund has revised the Confidential Memorandum to make the requested revisions.

Comment 9.    On page 6, in the third paragraph under Management of the Fund, Investment Adviser the disclosure states that under the Expense Limitation Agreement the Fund may repay the Adviser for expenses waived if it “is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or at the time of the reimbursement payment [emphasis added].” Please replace “or” with “and” to indicate both these conditions must be met for the repayment. Please also confirm supplementally the Expense Limitation Agreement will be included as an exhibit to the Registration Statement.

Response.    The Fund has made the requested revision and confirms the Expense Limitation Agreement will be included as an exhibit to the Amendment.

Confidential Memorandum Comments: Fund Expenses

Comment 10(a).    Please include a line item for the amount of any repurchase fees to be charged to shareholders.

Response.    No repurchase fees are currently expected to be charged to shareholders, so the Fund’s fee table has not been revised in response to this comment. In the event that repurchase fees are expected to be charged to shareholders, the Fund will revise the fee table accordingly.

Comment 10(b).    Confirm supplementally that expenses associated with short sales are reflected in Other Expenses in the fee table

Response.    The Fund hereby confirms that the Other Expenses line item includes the estimated amount of expenses associated with any contemplated short sales during the first 12 months of the Fund’s operations.

Comment 11.     On page 9, in Use of Proceeds, the disclosure states the Fund will invest net offering proceeds “as soon as practicable after receipt.” If the Adviser expects the investment period to exceed three months, disclose the reason for such delay. To the extent that the Fund

January 18, 2019

has not invested net proceeds in accordance with its investment objectives within six months, the Fund will be required to seek shareholder consent to change its investment objectives. Please confirm in your response. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response.    The Fund respectfully acknowledges the comment and believes the existing disclosure is adequate as the Adviser does not expect the investment period (the period starting from the receipt of net offering proceeds until their deployment in accordance with the Fund’s investment objective and policies) to exceed three months.

Comment 12.     On page 9, in Investment Objectives and Policies, the disclosure states “the Fund’s investment objective...may be changed from time to time without a vote of the Fund’s shareholders.” Please disclose whether shareholders will receive notice of these changes. Please also supplementally confirm that if the Fund makes changes without Shareholder approval it will update the prospectus accordingly.

Response.    The Fund confirms shareholders will receive notice of these changes via a supplement to the Fund’s Confidential Memorandum or prospectus or as part of the Fund’s annual or semi-annual shareholder report, as applicable. If the Fund makes changes without Shareholder approval, the Fund will update the Confidential Memorandum or prospectus, as applicable, accordingly.

Comment 13.    On page 11, in Consumer Loans, Auto Loans, and ABS, the disclosure states that “[t]he Sub-Adviser may partner with originators and enter into forward flow agreements to purchase consumer loans and auto loans.” Supplementally disclose if the loans the Fund invests in include those sold through online marketplace lending platforms (a.k.a. peer-to-peer loans). If so, we may have further comments.

Response.    The Fund has no current intention to invest in loans sold through online marketplace lending platforms (a.k.a. peer-to-peer loans).

Comment 14.    On page 11, in Other Information Regarding Investment Strategy, the disclosure states:

[g]iven the Fund’s investment strategies, it is not anticipated that a significant portion, if any, of the Fund’s income will be eligible to be designated as qualified dividend income under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income.

Please disclose this as a principal risk of investing in the Fund.

Response.    The Fund has made the requested revision.

January 18, 2019

Comment 15.     Beginning on page 20, in the section entitled Additional Information about Principal and Non-Principal Investment Strategies and Risks, please differentiate between principal and non-principal strategies and risks, disclosing principal risks first. Also, in accordance with comment 7, consider presenting the risks in order of significance to the Fund, rather than alphabetically.

Response.    The Fund has made the requested revisions to differentiate between principal and non-principal strategies and risks, disclosing principal risks first. Per comment 7, the order of risks has been revised to be in order of relative significance.

Comment 16.     On page 26, in the last paragraph of the section Investment Companies, the disclosure states that “[s]hares held by the Fund in excess of 1% of an Underlying Fund’s outstanding securities therefore, will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund’s total assets.” Please clarify this disclosure (i.e. is the Fund’s portfolio limited to 15% in securities that are not readily marketable?).

Response.    The Fund has revised the referenced disclosure as follows (added text is underlined and deleted text is struck):

The Fund and any “affiliated persons,” as defined by the 1940 Act, in reliance on Section 12(d)(1)(F) of the 1940 Act may purchase in the aggregate only up to 3% of the total outstanding securities of any Underlying Fund. Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund’s ability to invest fully in shares of those funds is restricted, and the Sub-Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund in the foregoing manner will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund’s outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an Underlying Fund’s outstanding securities therefore, will be considered not readily marketable securities~~, which, together with other such securities, may not exceed 15% of the Fund’s total assets.~~

Comment 17.     On page 36, regarding the disclosure in Management of the Fund, Trustees and Officers, please confirm supplementally that, in accordance with the requirements under Rule 23c-3(b)(8) under the 1940 Act, the Trustees who are not interested persons of the Fund are all self-nominating

January 18, 2019

Response.    The Fund confirms that the Trustees who are not interested persons of the Fund are all self-nominating.

Comment 18.     On page 38, in the chart titled “Other Directorships held by Trustee,” please add the phrase “during the past 5 years.”.

Response.    The Fund has made the requested revision.

Comment 19.    On page 53, in U.S. Federal Income Tax Matters, please disclose the tax consequences to shareholders of share repurchases and any related portfolio security sales.

Response.    The Fund has made the requested revision.

Comment 20.    Please also disclose in this section, or at an appropriate place within the Registration Statement, the effect that share repurchases may have on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response.    The Fund will revise the section “U.S. Federal Income Tax Matters” in the Confidential Memorandum to include the below text as the second full paragraph on page 54:

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied, and to the extent that additional distributions are required, could generate additional taxable income for those shareholders receiving such additional distributions, either as ordinary income or long-term capital gain, as described above. Furthermore, if the Fund is unable to liquidate portfolio securities in a manner that would enable the Fund to meet the income and asset diversification tests, the Fund could fail to qualify as a RIC, with the adverse consequences as set forth above.

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January 18, 2019

If you have any questions or additional comments, please call the undersigned at (202) 263-4169 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Christopher D. Carlson
Christopher D. Carlson

cc: JoAnn M. Strasser, Thompson Hine LLP

Daniel J. Amen, Mount Yale Capital Group, LLC

Edward G. Stromberg III, Ellington Management Group, L.L.C.